                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 or
                      the Securities Exchange Act of 1934

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                          For the month of March 1998

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                              MERIDIAN GOLD INC.
                (Translation of registrant's name into English)

                              5011 Meadowood Way
                              Reno, Nevada 89502
                    (Address of principal executive offices
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                    Form 20-F   X           Form 40-F
                              -----                   -----

                          Yes   X                  No
                              -----                   -----


Meridian Gold Inc.                             [LOGO OF MERIDIAN GOLD INC.
5011 Meadowood Way                                    APPEARS HERE]
Reno, Nevada 89502
Phone: (702) 827-3777
Fax:   (702) 827-7133

MERIDIAN GOLD INC.
5011 MEADOWOOD WAY
RENO, NEVADA 89502
PHONE:  (702) 827-3777
FAX:  (702) 827-7133

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MERIDIAN GOLD REPORTS A 35% INCREASE IN RESERVES AND PROVIDES AN EL PENON STATUS
                                     REPORT
                     (All dollar amounts in U.S. currency)

RENO, NEVADA, MARCH 3/RD/, 1998 - Meridian Gold Inc. today announced a 35% increase in proven and probable mineable reserves to 1.9 million ounces of gold and 14.4 million ounces of silver, primarily reflecting positive results from the ongoing feasibility study on its El Penon project. This release provides a status report on El Penon and an update on Meridian Gold's reserves.

EL PENON FEASIBILITY STATUS REPORT
----------------------------------
The El Penon project is located in the Atacama Desert, at about a two-hour drive from the port city of Antofagasta in Chile. The project is at a relatively low elevation of 1,800 meters and amenable to year round operations. El Penon was a grassroots discovery by Meridian in 1993.

Over the past year, Kvaerner Metals and Meridian Gold have been engaged in preparing a feasibility study for El Penon. Based on Meridian and Kvaerner updates of the draft study, the project status shows:

 .    A mine plan including 1,143,000 contained ounces of gold and 17,891,000 contained ounces of silver (proven, probable and possible)
 .    Annual production of approximately 130,000 ounces of gold and 1.9 million ounces of silver
 .    Cash costs of gold production averaging $160 per ounce for the life of the mine
 .    Initial capital in the $75-90 million range

RESERVES
Based on over 900 drill holes and the feasibility work completed over the past year by Kvaerner Metals, precious metals mineable reserves at El Penon are as shown in the following table:



                                               Grade         Contained Ounces
                               Ore         --------------    ----------------
                              Tonnes       Gold    Silver    Gold      Silver
                             -------       ----    ------    ----      ------
                              (mils)       (g/t)   (g/t)     (K oz)    (K oz)

PROVEN AND PROBABLE MINEABLE
Quebrada Orito Deposit           4.0        6.6      98.8      834     12,473
Cerro Martillo Deposit           0.7        2.6      84.1       60      1,929
                                                               ---     ------
 Subtotal Proven and
  Probable Reserves              4.7        6.0      96.2      894     14,402

POSSIBLE RESERVES
Quebrada Orito Deposit           1.1        6.7      89.6      240      3,204
Cerro Martillo Deposit           0.1        2.1      65.7        9        285
                                                               ---      -----
 Subtotal Possible Reserves      1.2        6.3      88.7      249      3,489

The reserves are based on a $350 per ounce gold price and, due to the low cash costs, are relatively insensitive to a $50 downward change in the gold price. The possible reserves have been included in the mine plans but will require further definition drilling before any portion of them could be upgraded to proven and probable mineable reserves.

PRODUCTION
Based on favorable metallurgical testing of the ore, Kvaerner has recommended a standard processing circuit: a jaw crusher, two-stage grinding with a SAG mill and a ball mill, a gravity circuit, cyanide leach, Merrill Crowe zinc precipitation, and a refinery. The feasibility work indicates recoveries of 95% of the gold and 87% of the silver. Mill operating costs are projected to be $12 per tonne of ore.

The study provides for a facility designed to run at 2,000 metric tonnes per day
(tpd), resulting in annual production of approximately 130,000 ounces of gold and 1.9 million ounces of silver for the life of the project.

MINE PLAN
The mine plan indicates 85% of the reserves being mined by underground methods from two declines: the first at Quebrada Orito producing at about 600 tpd; and the second at the Orito Sur zone (which comprises the southern portion of the Quebrada Orito deposit) producing at about 800 tpd. An overhand cut-and-fill method has been used for the plan, with budgetary contract mining quotes of about $33 per tonne mined.

The open pits at Quebrada Orito and Cerro Martillo would feed the mill at about 600 tonnes per day. The Quebrada Orito pits would have an average strip ratio of 9.4:1 with an average grade of 4.7 g/tonne gold and 64.3 g/tonne silver. Cerro Martillo would have an average strip ratio of 9.2:1 with an average grade of 2.5 g/tonne gold and 81.4 g/tonne silver. Budgetary quotes for open pit contract mining are about $1.38 per tonne mined.

CASH COSTS
Cash costs per ounce are estimated at approximately $160 per ounce of gold for the life of the mine. These costs include co-product silver credits based on a silver price of $6 per ounce.

RESOURCE AND EXPLORATION
The current El Penon reserve estimate is included within a total resource of 8.3 million tonnes at 6.9 g/tonne gold and 118 g/tonne silver, or 1.9 million ounces of gold and 31 million ounces of silver, using a 3 g/tonne gold cut-off. This new resource is slightly larger than the resource published last year. Exploration efforts at El Penon will be focused in the following areas:

 . Doncella - Following up on a new discovery of a zone at least 60 meters in strike length with grades of up to 8 g/tonne gold and 260 g/tonne silver (true width of 6 meters). The zone is open along strike and at depth.
 .  Orito Sur - Open along strike to the south with at least two high-grade ore shoots open at depth.
 . Cerro Martillo - Underground ore-grade resources beneath and peripheral to the planned open pit. The mineralization is open along strike and at depth. In addition, there are parallel mineralized structures that require further drilling.
 . Discovery Wash - Currently, a 100,000 ounce gold resource with a significant silver component requires further drilling.

NEXT STEPS
Initial capital expenditures are estimated to be in the $75-90 million range, including underground and open pit development, the construction of the processing facility, and the necessary infrastructure and equipment. Currently, Meridian and Kvaerner are concluding work to solicit fixed-price Engineering, Procurement and Construction bids from a selected list of engineering companies. Following the review of these bids, Meridian will make a decision as to whether or not the economics of the project justify placing El Penon into production at this time.

MERIDIAN GOLD RESERVES AS OF DECEMBER 31/ST/, 1997
--------------------------------------------------
Proven and probable mineable reserves increased 35% over the prior year due to the inclusion of reserves from the El Penon project, which more than offset the declines at the Beartrack and Jerritt Canyon projects. The declines in the reserves at the current operations reflect 1997 production and the use in the reserve calculations of a $350 gold price in 1997 versus a $400 gold price in 1996. The table below shows the detailed breakdown by project:


                    MINEABLE RESERVES AT DECEMBER 31, 1997
--------------------------------------------------------------------------------
                                                        Contained    Contained
                          Ore      Gold       Silver      Gold         Gold
                        --------------------------------------------------------
RESERVE CLASSIFICATION  (M t)      (g/t)       (g/t)     (K oz)        (K oz)

PROVEN & PROBABLE
El Penon                  4.7       6.0         96.2      894         14,402
Beatrack                 13.8       1.2            -      545              -
Jerrit Canyon             1.9       7.6            -      470              -
                        -----                           -----        -------
Subtotal Proven
 & Probable              20.4                           1,909         14,402

POSSIBLE
El Penon                  1.2       6.3         88.7      249          3,489
--------------------------------------------------------------------------------
Gold Price Assumption ($/oz)                             $350


Merician Gold Inc. is a proven, exploration-oriented gold producer, led by a strong management team committed to growth and possessing a healthy balance sheet. The common shares of Meridian are traded on The Toronto Stock Exchange
(MNG) and the New York Stock Exchange (MDG).

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Safe Harbor Statement under the United States Private Securities Litigation
Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

For further information, please visit our website at www.meridiangold.com, or
                                                     --------------------
contact:

         Wayne M. Hubert       Tel:  (702) 827-7130
         Investor Relations    Fax:  (702) 827-7133
         Meridian Gold Inc.    E-mail:  whubert@meridiangold.com
                                        ------------------------

                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 5, 1998

                                        MERIDIAN GOLD INC.

                                        By: /s/ Brian J. Kennedy
                                           -------------------------------------
                                           President and Chief Executive Officer